Dear Fellow InfuSystem Stockholder,

Meson and I have been stockholders in InfuSystem since November 2011 and collectively own 9.8% of the Company. I care very deeply about the future of the Company and in my role as Executive Chairman in 2012 and 2013 until the hiring of a permanent CEO, I dedicated an enormous amount of personal effort to improve the Company's operations and increase stockholder value, while receiving zero cash compensation. After the company was stabilized, I stepped down as Chairman and off of all board committees in May 2015 to let the current leadership have full influence and continued to closely monitor the Company. I am deeply disappointed in the course the current leadership is taking, and they have refused to engage with us and have rejected our $3.75 all-cash bid for the Company, a 56% premium to the unaffected stock price of $2.40.

Their refusal to engage has left us no other option but to nominate a slate of highly-qualified director candidates and seek your support for the election of our nominees at the 2018 annual meeting of stockholders. Whether these 5 independent director nominees choose to sell the Company to the highest bidder or to continue as a public company, I am sure they will do so competently and objectively. The current board seems to be overwhelmed with emotion and animus towards me personally, dedicating 1/3 of their presentation to personal attacks even though I deliberately kept myself off of the voting ballot to try and keep the focus on shareholder value.

It has been clear to me since November 2011, when the stock price was below $1.00 per share and declining, that InfuSystem should not remain a public company. While the SPAC promoters believed InfuSystem as a public company could grow to a multi-hundred-million-dollar revenue company either organically or through acquisitions, this expectation was not realized. In November 2011, after violating its debt covenants and potentially being on the verge of bankruptcy, we refocused the Company on its core value-add for its oncology clinic customers where InfuSystem had a competitive advantage.

Unfortunately, years of underinvestment and neglect had left the Company with antiquated and cumbersome IT systems for its customers and clinic partners. A competitor was taking away customers at an accelerating pace in 2012 when I first became Executive Chairman and to compound the pain, Medicare announced they would seek competitive bidding and lower pricing on products including InfuSystem's. Our Board in 2012 pursued a thorough sale process where a number of bidders made initial offers but withdrew interest after their due diligence revealed the depth of the threats due to underinvestment and pricing pressure. Ultimately, the maximum bid was below the stock price at the time and the Company had no options other than to remain public and face the internal and external challenges head-on.

Throughout the sales process and thereafter, we focused on improving the business and we successfully turned the competitive tide, returning InfuSystem to a path of growth. We hired key new executives and developed high-potential employees internally and increased the value of the Company up to $3.20 per share by May 2015 on the back of steady revenue and earnings growth. We had lowered our cost of debt capital from a painful 17% when I first became Chairman in 2012 down to 3% thanks to improved results. As an equipment rental business, growing the asset base is the only way to grow the company and take market share, which we did with a focus on where we could earn a long-term return on capital. I stepped down from the Chairman role and all board committees then and supported Gregg Lehman to take over the role at that time as I believed the Company was stable and I became more occupied on other ventures. Unfortunately, since then I believe the current leadership has pursued short-sighted actions that lead to the destruction of stockholder value.

As both an entrepreneur and CFA charterholder financial analyst, I have always understood that financial results are a *consequence* that flow from business decisions. If a company focuses on creating value for customers and developing its competitive advantage, good financial returns follow over time. In contrast, focusing on financial results first tend to overlook the true source of business value creation and end badly. The current InfuSystem Board is misguided in pursuing this latter approach.

Acting with a short-sighted financials-first approach to business for an extended period of time is NOT a long-term investment strategy!

The current Board's stated #1 priority of reducing debt has been achieved by liquidating the business and reducing the asset base of the Company which is essential for long term profitability. This is tantamount to eating your seed corn: your belly is full now but you doom your future harvest – very "cart before the horse" short-sighted business thinking. Business is complex, not one-dimensional. The kind of thinking that resolves "pay down debt... *even if your interest cost is 3%*" is the same flawed logic that leads to "The company is not for sale... *at any price*."

The best outcome from this current approach is stasis or no-growth and the worst case could replicate what happened in 2011, when a minor drug shortage nearly resulted in bankruptcy prior to us entering to turn around the Company.

We have a better approach: we have nominated five nominees with extensive experience and expertise in healthcare technology, finance and mergers and acquisition as well as extensive entrepreneurial experience. Each of these director nominees, if elected, will be completely independent from Meson and will consider all available strategic options, including continuing as a public company, to maximize value, consistent with their fiduciary duties to serve the best interests of InfuSystem's stockholders.

Among the things that the Company's Board should consider is Meson's and Argonne Capital's $3.75 all-cash bid to buy the Company. This is a 56% premium to the $2.40 unaffected price and is higher than the stock has ever traded in the last decade (aside from a brief spike in 2014 due to an Ebola virus confusion). This further represents a significant premium to the EV/EBITDA multiple that InfuSystem has ever traded as a public company. To believe that InfuSystem could trade above $3.75 as a public company would, in our view, require expectations that the EBITDA will achieve new highs or that the trading multiple will exceed previous highs. The shrinking asset base of the Company and the elimination of IT investment practically ensures that EBITDA can't exceed previous highs.

Despite the facts and the significant premium offered, the Board has refused to even negotiate with us – they have instead slammed the door in our face with a "Not for sale" response and nonsensical ad hominem attacks. If the Board put half of the energy it has deployed into entrenching their position into sharing information with us as to why they believe the Company is worth more than $3.75 per share, then perhaps there could be a superior offer. We certainly don't understand why a company of InfuSystem's size needs a board of eight directors receiving an estimated $1.2 million in cash and stock compensation to serve as such a blunt instrument. As far as we have seen in this contest, their strongest response is that they argue there could be $5.26 per share of value... in 2 years – based on totally unsupported forecasts and a peer group comparison that includes a robotic exoskeleton company as the first peer.

Unlike the current Board, we are giving YOU, the stockholders a choice. You can vote our BLUE CARD for five directors who have extensive entrepreneurial experience building value in healthcare companies and executing M&A at favorable transaction values. These candidates, if elected, will act independently of us and consistently with their fiduciary duties to maximize stockholder value – including evaluating our $3.75 all-cash bid and working to seek a superior offer.

Or you can vote with the current InfuSystem Board on their white card and be prepared for the Company to continue to struggle to return appropriate stockholder value.

The choice is yours.

Sincerely,

Ryan J. Morris

Ryan J. Morris

President, Meson Capital Partners LLC

VOTE TODAY For Meson Nominees on the BLUE CARD to Unlock the value at InfuSystem TODAY with our Nominees Who Will Evaluate Our $3.75 bid

DO NOT VOTE For the Company's WHITE CARD Unless you are prepared for the stock to decline back to the unaffected price of $2.40 per share prior to our bid

If you have any questions or need assistance voting your BLUE CARD, please contact InvestorCom, Meson's proxy solicitor, at (877) 972-0090